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                                                                    Exhibit 3.2

                         Drinker Biddle & Shanley LLP

                               COUNSELORS AT LAW

                               500 CAMPUS DRIVE

                      FLORHAM PARK, NEW JERSEY 07932-1047

                                (973) 360-1100

                                                              November 16, 2000
Salomon Smith Barney Inc.
7 World Trade Center
New York, New York 10048

The Chase Manhattan Bank
4 New York Plaza
New York, New York 10004

            Re:  Tax-Exempt Securities Trust, New Jersey Trust 147

Gentlemen:

  We have acted as special New Jersey counsel respecting only New Jersey tax matters in connection with the issuance of Units of Tax-Exempt Securities Trust, New Jersey Trust 147, including specifically the New Jersey Trust. We have reviewed the Trust Indenture and Agreement among Salomon Smith Barney Inc., as Depositor, The Bank of New York, as Trustee, and Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., as Evaluator, and the Reference Trust Agreement supplementing and amending the aforesaid Trust Indenture and Agreement respecting this Multistate Series (together, the "Trust Agreement").

  This opinion is given and limited to matters of New Jersey tax law respecting the New Jersey Trust.

  We assume that within the meaning of the New Jersey Gross Income Tax Act all obligations held by the New Jersey Trust are issued by or on behalf of New Jersey or any county, municipality, school or other district, agency, commission, instrumentality, public corporation (including one created or existing pursuant to agreement or compact with New Jersey or any other state) or such obligations are statutorily free from taxation under the laws of the United States.

  Based upon and subject to the foregoing, we are of the opinion that:

    1. The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.

    2. The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Unit Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P. L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition
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Salomon Smith Barney Inc.
The Chase Manhattan Bank
November 16, 2000
Page 2

  may not be utilized to offset gains realized by such Unit Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.

    3. Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.

  We consent to the use of our name under the captions "Taxes" and "Legal Opinions" in the Prospectus comprising a part of the Registration Statement on Form S-6, as amended, and we consent to the filing of this opinion as an exhibit to the Registration Statement.

                                          Very truly yours,

                                          /s/ Drinker Biddle & Shanley LLP

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